Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

DEALING IN SECURITIES

Westonaria, 14 December 2016. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr C Keyter, Chief Financial Officer of Sibanye Gold Limited, has bought and/ or sold Performance Shares which were granted to him on 1 May 2013 ("the Grant Date). Mr C Keyter has bought and/ or sold Bonus Shares which were awarded to him in terms of The Sibanye Gold Limited 2013 Share Plan on 2 March 2015 and 1 March 2016 to settle the associated tax liability.

Performance Shares are conditionally awarded with the final number settled after three years dependent on market and non-market conditions being met. The number of shares to be settled ranges from 0% to 200% of the conditional award. The determined number of Performance Vesting Restricted Shares are settled to the participant in shares.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

Details of the transactions are set out below:

Name	**C Keyter**
Position	Chief Financial Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of Performance Shares to cover associated tax liability.
Transaction Date	12 December 2016
Number of Shares	309 100
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	R23.80 R24.00 R23.9289
Total Value	R7 396 422.99
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.
Nature of transaction	On market sale of Bonus Shares to cover associated tax liability
Transaction Date	12 December 2016
Number of Shares	10 900
Class of Security	Ordinary shares
Market Price per share	R24.00

Total Value	R261 600.00
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of transaction	On market sale of Bonus Shares to cover associated tax liability.
Transaction Date	12 December 2016
Number of Shares	7200
Class of Security	Ordinary shares
Market Price per share	R24.00
Total Value	R172 800
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Nature of transaction	On market purchase of Performance Shares
Transaction Date	12 December 2016
Number of Shares	426 880
Class of Security	Ordinary shares
Market Price per share	R24.5278
Total Value	R10 470 427.26
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.

Nature of transaction	On market purchase of Bonus Shares
Transaction Date	12 December 2016
Number of Shares	9911
Class of Security	Ordinary shares
Market Price per share	R24.5278
Total Value	R243 095.03
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Nature of transaction	On market purchase of Bonus Shares
Transaction Date	12 December 2016
Number of Shares	15023
Class of Security	Ordinary shares
Market Price per share	R24.5278
Total Value	R368 481.14
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS
Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: December 20, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer